Exhibit (a)(5)(M)

MINDSPEED TECHNOLOGIES, INC.

Notice to Holders of Company Stock-Based Awards (“Notice”)

December 10, 2013

Dear Company Stock-Based Award Holder:

On November 5, 2013, Mindspeed Technologies, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with M/A-COM Technology Solutions Holdings, Inc. (“Parent”) and Micro Merger Sub, Inc. (the “Purchaser”). In accordance with the terms of the Merger Agreement, on November 19, 2013, the Purchaser launched a cash tender offer (the “Offer”) to purchase all of the Company’s issued and outstanding common stock. Following the expiration of the Offer, the Purchaser will merge with and into the Company, which, if completed, will result in the Company becoming a wholly-owned subsidiary of Parent (the “Merger”).

You are receiving this letter because you hold unvested restricted stock or restricted stock units covering shares of Company common stock (collectively, “Company Stock-Based Awards”), which were granted under and pursuant to one of the following plans (each, a “Plan,” and collectively, the “Plans”):

•	Mindspeed Technologies, Inc. 2013 Equity Incentive Plan;

•	Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan;

•	Mindspeed Technologies, Inc. Directors Stock Plan; and

•	Mindspeed Technologies, Inc. Inducement Incentive Plan.

We would like to inform you about how your Company Stock-Based Awards will be treated in connection with the Offer and the Merger. For purposes of this Notice, the term “Effective Time” will mean the effective time of the Merger.

Treatment of Company Stock-Based Awards.

At the Effective Time, each Company Stock-Based Award that is outstanding immediately prior to the Effective Time will be assumed by Parent (the “Assumed Stock-Based Awards”). Each Assumed Stock-Based Award will continue to have, and be subject to, the same terms and conditions (including vesting and forfeiture terms) set forth in the applicable Plan under which it was granted and any restricted stock or restricted stock unit agreement between the Company and the holder of such Company Stock-Based Award with regard to such Company Stock-Based Award as in effect immediately prior to the Effective Time, except that, (i) references to the “Company” in the Plans and your individual Company Stock-Based Award agreements will be references to Parent; (ii) the Assumed Stock-Based Awards will become awards covering shares of Parent common stock rather than covering shares of Company common stock; (iii) Parent’s board of directors (or a committee of Parent’s board of directors) will administer the Assumed Stock-Based Awards as of the Effective Time; and (iv) the number of shares of Parent common stock subject to each Assumed Stock-Based Awards will be adjusted as described below.

Number of Shares of Parent Common Stock Subject to Assumed Stock-Based Awards. Each Assumed Stock-Based Award will be converted into the right to acquire or receive that number of whole shares of Parent common stock equal to the product of (A) the number of shares of Company common stock underlying such Company Stock-Based Award immediately prior to the Effective Time multiplied by (B) the Equity Exchange Ratio (as described below), with the resulting number rounded down to the nearest whole number of shares of Parent common stock.

For purposes of determining the number of shares of Parent common stock subject to the Assumed Stock-Based Awards, the “Equity Exchange Ratio” will equal $5.05 divided by the average of the closing prices of Parent common stock as reported on The NASDAQ Global Select Market for the ten (10) trading days ending five (5) trading days prior to the Closing Date (as such term is defined in the Merger Agreement). Because the Equity Exchange Ratio will depend upon the average closing prices of Parent common stock on the relevant dates, the exact number of shares of Parent common stock that will be subject to your Assumed Stock-Based Awards cannot be determined at this time.

EXAMPLE: For purposes of example only, assume you hold unvested restricted stock covering 500 shares of Company common stock. Further, assume the Equity Exchange Ratio is .3344. At the Effective Time, you will have an Assumed Stock-Based Award covering 167 shares of Parent common stock (500 multiplied by .3344, with the resulting number rounded down to the nearest whole number of shares of Parent common stock).

U.S. Tax Implications

You should consult your own tax advisor as to the specific tax implications to you of the Offer or the Merger, as applicable, with respect to your Assumed Stock-Based Awards, including the applicability and effect of federal, state, local and foreign tax laws. Your federal, state, local and foreign tax consequences depend upon your unique circumstances.

In general, however, U.S. taxpayers with Assumed Stock-Based Awards that are restricted stock units will not recognize ordinary income at the time Parent assumes such awards. Instead, each individual will recognize ordinary income when Parent delivers shares of Parent common stock in settlement of his or her vested assumed restricted stock units. The amount of ordinary income recognized for U.S. federal income tax purposes will equal the fair market value on the payment date of the shares of Parent common stock that the individual receives.

Additionally, U.S. taxpayers with Assumed Stock-Based Awards that are awards of restricted stock will not recognize ordinary income at the time Parent assumes such awards. U.S. taxpayers generally will have ordinary income when (and if) the unvested shares of Parent common stock subject to such awards vest. The amount of ordinary income recognized for U.S. tax purposes will equal the fair market value of the shares of Parent common stock on the vesting date, less the amount (if any) that was paid for the shares of Parent restricted stock. The Company’s records do not reflect that any elections under Section 83(b) of the Internal Revenue

Code (the “83(b) Election”) have been made by holders of restricted stock awards. Accordingly, the discussion above does not describe the tax implications on assumed awards of restricted stock if an 83(b) Election was filed. Please consult your own tax advisor if you believe you timely filed an 83(b) Election for your Company restricted stock.

Please submit any questions you have regarding this Notice by e-mail to me at tim.mcdonnell@mindspeed.com.

Sincerely,

MINDSPEED TECHNOLOGIES, INC.

Tim McDonnell
Manager, Human Resources

Additional Information and Where to Find It

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the tender offer by Purchaser, a wholly owned subsidiary of Parent, or otherwise. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which has been filed with the U.S. Securities and Exchange Commission (“SEC”) by Parent and Purchaser. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. You are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the offer. You may obtain copies of these documents (and all other offer documents filed with the SEC) at no charge on the SEC’s website at www.sec.gov.